UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28923/September 23, 2009

In the Matter of   :
                                                      :
ALLSTATE FINANCIAL INVESTMENT TRUST:
3100 Sanders Rd.   :
Suite J5B   :
Northbrook, IL 60062-7154   :
                                                      :
(811-22165)   :

                                                      :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Allstate Financial Investment Trust filed an application on
August 13, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On August 28, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28892). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                        Deputy Secretary